UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25	SEC File Number: 000-55726
NOTIFICATION OF LATE FILING	CUSIP Number: 22906C102

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

The Crypto Company
Full Name of Registrant

Former Name if Applicable

23823 Malibu Road, #50477

Malibu, CA 90265
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Crypto Company (the “Company”) has experienced a delay in filing its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) by March 31, 2023, the original due date for such filing. The Company is unable to file its Form 10-K within the prescribed time period because it requires additional time to prepare and review its financial statements, including the notes thereto, for the year ended December 31, 2022, primarily due to (i) its limited resources of financial reporting and accounting personnel resulting in the need for additional time to close its books and records, complete its financial statement preparation and finalize its review procedures and (ii) the Company’s need for additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-K. As a result, the Company is unable to file its Form 10-K by the prescribed filing date without unreasonable effort or expense. The Company currently anticipates that it will be able to complete the work described above in time for the Company to file its Annual Report within the 15-day extension provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ron Levy	(424)	228-9955
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Crypto Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2023	By:	/s/ Ron Levy
Ron Levy
Chief Executive Officer, Chief Operating Officer and Secretary